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                                                                    Exhibit 23.1




              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Smith Gardner and Associates, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 (Regis. No. 333-71669) of Smith Gardner and Associates, Inc. of our report dated February 12, 1999, relating to the consolidated balance sheets of Smith Gardner and Associates, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998, and the related financial statement schedule, which report appears in the Company's 1998 Amended Annual Report on Form 10-K/A.

/s/ KPMG LLP

Ft. Lauderdale, Florida
May 21, 1999